UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

CNPJ/ME No. 06.057.223/0001-71

NIRE 33300272909

MATERIAL FACT

Sendas Distribuidora S.A. (“Company” or “Assaí”), pursuant to Law No. 6,404, dated December 15, 1976, as amended, the Brazilian Securities Commission (Comissão de Valores Mobiliários) Resolution No. 44, dated August 23, 2021, as amended, and the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão, hereby informs its shareholders and the market in general that the Company received, on May 10th, 2024, the resignation request presented by Mr. Luiz Nelson Guedes de Carvalho from the positions of independent member of the Board of Directors and Coordinator of the Audit Committee, due to health reasons. The Company thanks Mr. Luiz Nelson Guedes de Carvalho for his dedication and contribution in recent years.

Due to the vacancy of the positions occupied by Mr. Luiz Nelson Guedes de Carvalho, and pursuant to articles 12, §1º, and 19, §2º, of the Company’s By-laws, the members of the Board of Directors shall meet in due course and elect a substitute for the positions of effective independent member of the Board of Directors and effective member of the Audit Committee and, among the members of such committee, appoint its coordinator and its specialist member.

São Paulo, May 12th, 2024.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.